Exhibit 99.1

Tekmira Pharmaceuticals Announces Third Quarter 2010 Financial Results

For immediate release:	November 15, 2010

Vancouver, B.C. — Tekmira Pharmaceuticals Corporation (TSX: TKM), a leader in RNA interference (RNAi) therapeutics, today announced its financial and operational results for the third quarter ended September 30, 2010.

Dr. Mark J. Murray, Tekmira’s President and CEO, said, “During the third quarter we continued to advance our RNAi therapeutics pipeline and supported our partners in their use of Tekmira’s lipid nanoparticle technology and, in the process, solidified our leadership position in the field of RNAi therapeutics.”

“During the quarter we received FDA clearance to initiate a Phase 1 human clinical trial for our lead oncology candidate, TKM-PLK1, and we secured a contract for up to US$140 million from the U.S. Government to develop TKM-Ebola to FDA approval. Additionally, our partner Alnylam initiated a Phase 1 human clinical trial for ALN-TTR and, subsequent to quarter end, Alnylam presented additional Phase 1 clinical data for ALN-VSP. Both Alnylam products utilize Tekmira’s LNP delivery technology and are manufactured by Tekmira under an exclusive manufacturing agreement.”

“We have now completed our NASDAQ listing and our shares began trading on NASDAQ today. Given the momentum we are building in the business, we are looking forward to introducing Tekmira to new U.S. healthcare investors and raising awareness of our position as a global leader in the RNAi field,” added Dr. Murray.

Key achievements in the third quarter include:

•

Received clearance from the U.S. Food and Drug Administration to initiate a Phase 1 human clinical trial for TKM-PLK1. Tekmira remains on track to achieve its milestone of initiating a Phase 1 human clinical trial in patients before the end of 2010. TKM-PLK1 is being developed as a treatment for patients with advanced solid tumor cancers who are not well served by current therapy. The Phase 1 clinical trial will be an open label, multi-dose, dose-escalation study designed to evaluate the safety, tolerability and pharmacokinetics of TKM-PLK1. TKM-PLK1 targets polo-like kinase 1, or PLK1, a cell cycle protein implicated in tumor cell proliferation and a validated oncology target. Inhibition of PLK1 prevents the tumor cell from completing cell division, resulting in cell cycle arrest and death of the cancer cell. PLK1 has been implicated in a number of significant cancer indications including colorectal, breast, non-small cell lung, and ovarian cancers. These diseases collectively affect more than 500,000 new patients each year in the United States;

•

Initiated discussions to further expand the development of TKM-PLK1 in a clinical trial with the United States National Cancer Institute (NCI). An additional trial involving the NCI could provide an opportunity to assess TKM-PLK1 in a clinical trial designed to directly demonstrate PLK1 knockdown and RNAi activity in liver cancer;

•

Initiated the development of TKM-Ebola under a contract for up to US$140 million awarded to Tekmira under the U.S. Government’s Transformational Medical Technologies (TMT) program. Earlier this year, Tekmira published data in The Lancet demonstrating the ability of TKM-Ebola to completely protect non-human primates from Ebola virus, a highly contagious and lethal human infectious disease. The TMT contract will support the TKM-Ebola program through clinical development and FDA approval. Tekmira anticipates filing an Investigational New Drug application for TKM-Ebola in the second half of 2011 to initiate a Phase 1 clinical trial. In the initial phase of the contract, Tekmira is eligible to receive up to US$34.7 million over the next three years;

•

Continued to make advances in LNP formulation development. Several LNP formulations are currently being evaluated for use in Tekmira’s TKM-ApoB program and other preclinical programs at the Company. Tekmira had originally planned to initiate a Phase 1-2 clinical trial for TKM-ApoB before the end of 2010 but has delayed the initiation until the evaluation of new LNP formulations is completed;

•

Subsequent to quarter end, together with collaborators at The University of Texas Medical Branch, Tekmira was awarded a new United States National Institutes of Health (NIH) grant to support research to develop RNAi therapeutics to treat Ebola and Marburg hemorrhagic fever viral infections using Tekmira’s LNP technology. The grant, worth US$2.4 million, will support work at Tekmira and the University of Texas Medical Branch at Galveston, Texas;

•

Tekmira’s collaboration partner, Alnylam Pharmaceuticals, Inc. (Nasdaq: ALNY) initiated dosing in a Phase 1 human clinical trial of its product candidate ALN-TTR01. The study is designed to evaluate the safety and tolerability of ALN-TTR01 in patients with transthyretin (TTR)-mediated amyloidosis (ATTR), a disease that results in damage to the peripheral nerves and heart. The trial is also designed to provide preliminary data on human proof-of-concept based on measurements of TTR serum levels. ALN-TTR01 is a systemic RNAi therapeutic that uses Tekmira’s LNP technology. Subsequent to quarter end, Alnylam presented additional clinical data from an ongoing Phase 1 clinical trial for ALN-VSP. ALN-VSP is being developed as a treatment for advanced liver cancers, including hepatocellular carcinoma and other solid tumors with liver involvement. Tekmira is eligible to receive up to US$16 million in milestones on each RNAi therapeutic advanced by Alnylam or its partners as well as a royalty on product sales;

•

Amended its license agreement with Hana Biosciences, Inc. Tekmira licensed three legacy chemotherapy product candidates to Hana in 2006. Hana is responsible for all expenses associated with the development of the product candidates and Tekmira is eligible to receive milestones and royalties. Under the terms of the amendment, Hana made a US$5.75 million payment to Tekmira in consideration for reducing certain future payments associated with the product candidates. Tekmira transferred the US$5.75 million to former debt holders of Tekmira which eliminated all future payments to the former debt holders. Tekmira is now eligible to receive up to US$19 million in milestones from Hana as well as royalties on product sales;

•	Solidified intellectual property position with issuance of three patents from the United States Patent & Trademark Office (USPTO) covering key components of Tekmira’s technology;

•

Continued to support Tekmira’s collaborative partners as they utilize Tekmira’s LNP technology, including Roche, Bristol-Myers Squibb, Takeda, Pfizer and other undisclosed biotechnology and pharmaceutical partners;

•

Concluded the third quarter with $15.9 million in cash through prudent management of expenses and continued recurring revenue from Tekmira’s product development partners. Tekmira expects that the current cash on hand will enable execution of its business strategy into 2012.

Financial Results

For the first nine months of 2010 Tekmira’s net loss was $11.3 million ($1.09 per common share) as compared to a net loss of $7.2 million ($0.69 per common share) for the first nine months of 2009. For Q3 2010 the net loss was $2.7 million ($0.26 per common share) as compared to a net loss of $2.8 million ($0.27 per common share) for Q3 2009.

The primary reasons for the increase in net loss in the first nine months of 2010 are increased research, development, collaborations and contracts spending on the TKM-ApoB and TKM-PLK1 programs and the addition of a new TKM-Ebola program. Spending on the TKM-Ebola program is more than covered under a contract with the U.S. Government that pays an incentive fee. Also, in 2010, the Company incurred professional and listing fees in preparation for a NASDAQ listing.

Revenue

Revenue was $10.4 million for Q3 2010 as compared to $3.3 million for Q3 2009. In Q3 2010 we received a $5.9 million license fee amendment payment from Hana which was subsequently paid on to certain former debt holders. The $5.9 million that flowed through the Company was recorded as revenue and as an expense in Q3 2010.

Alnylam collaboration revenue in Q3 2010 was $1.8 million as compared to $2.2 million for Q3 2009. Tekmira’s research agreement with Alnylam expired in August 2009. The Q3 2010 Alnylam revenue is earned under a manufacturing agreement that guarantees a minimum payment of $11.2 million over the three years from 2009 to 2011.

In Q3 2010 the Company also received a US$0.5 million milestone payment from Alnylam following their initiation of Phase 1 human clinical trials for ALN-TTR01.

Roche revenue was $0.7 million in Q3 2010 as compared to $1.0 million in Q3 2009. Under a Roche Product Development Agreement Tekmira is currently supporting the development of one product with Roche. Roche recently provided guidance that the IND filing of the product candidate will be delayed and will not be filed before the end of 2010. Tekmira therefore expects that less revenue than budgeted will be earned and recognized from Roche in 2010.

On July 14, 2010, Tekmira signed a contract with the United States Government to advance an RNAi therapeutic utilizing its LNP technology to treat Ebola virus infection. Under the contract the Company is being reimbursed for costs incurred, including an allocation of overheads, and is earning an incentive fee. Tekmira recognized $1.2 million in revenue from this contract in Q3 2010 and expects costs and revenues for this program to increase in the fourth quarter of 2010 as compared to the third quarter.

Expenses — Research, development, collaborations and contracts

Research, development, collaborations and contracts expenses increased to $5.2 million for Q3 2010 as compared to $4.4 million for Q3 2009. The primary reason for the increase is TKM-Ebola program costs such as materials and preclinical studies. These costs are being reimbursed by the U.S. Government. Also, research, development, collaborations and contracts compensation expenses were higher in Q3 2010 as compared to Q3 2009.

In the Company’s 2009 Annual Management’s Discussion and Analysis Tekmira guided that research, development, collaborations and contracts expenses were expected to increase in 2010 as compared to 2009 as TKM-ApoB and TKM-PLK1 are advancing into the clinic. As a result of the recently awarded TKM-Ebola contract the Company is now guiding that it expects to incur further unbudgeted research, development, collaborations and contracts expenses. These further expenses will, however, be more than offset by revenues recognized from the TKM-Ebola contract as costs will be reimbursed and Tekmira will charge for program overheads and an incentive fee.

Expenses — General and administrative

General and administrative expenses were $1.5 million for Q3 2010 as compared to $0.9 million for Q3 2010. Most of the increase in Q3 2010 relates to professional and listing fees for Tekmira’s NASDAQ listing.

In the Company’s 2009 Annual Management’s Discussion and Analysis Tekmira guided that general and administrative expenses should decrease in 2010 as compared to 2009. At the start of the year the Company did not budget for the cost of listing its shares on NASDAQ which will result in an increase in total general and administrative expenses in 2010 as compared to 2009.

Conference Call Information

Management of Tekmira will hold a conference call and webcast to discuss third quarter 2010 operating results and to provide a corporate update on Monday, November 15, 2010 at 1:30 pm Pacific Time (4:30 pm Eastern Time). To participate in the conference call, please dial 416-340-9432 or 1-888-340-9655. The call will be available for replay until November 29, 2010 by calling 416-695-5800 or 1-800-408-3053 and entering the code 6147860. The live or archived webcast can also be accessed through the Company’s website at www.tekmirapharm.com.

About RNAi and Tekmira’s LNP Technology

RNAi therapeutics have the potential to treat a broad number of human diseases by “silencing” disease causing genes. The discoverers of RNAi, a gene silencing mechanism used by all cells, were awarded the 2006 Nobel Prize for Physiology or Medicine. RNAi therapeutics, such as “siRNAs,” require delivery technology to be effective systemically. LNP technology is one of the most widely used siRNA delivery approaches for systemic administration. Tekmira’s LNP technology (formerly referred to as stable nucleic acid-lipid particles or SNALP) encapsulates siRNAs with high efficiency in uniform lipid nanoparticles which are effective in delivering RNAi therapeutics to disease sites in numerous preclinical models. Tekmira’s LNP formulations are manufactured by a proprietary method which is robust, scalable and highly reproducible and LNP-based products have been reviewed by multiple FDA divisions for use in clinical trials. LNP formulations comprise several lipid components that can be adjusted to suit the specific application.

About Tekmira

Tekmira Pharmaceuticals Corporation is a biopharmaceutical company focused on advancing novel RNAi therapeutics and providing its leading lipid nanoparticle (LNP) delivery technology to pharmaceutical partners. Tekmira has been working in the field of nucleic acid delivery for over a decade and has broad intellectual property covering LNPs. Further information about Tekmira can be found at www.tekmirapharm.com. Tekmira is based in Vancouver, B.C.

Forward-Looking Statements and Information

This press release contains “forward-looking statements” or “forward-looking information” within the meaning of applicable securities laws (collectively, “forward-looking statements”). Forward-looking statements are generally identifiable by use of the words “believes,” “may,” “plans,” “will,” “anticipates,” “intends,” “budgets”, “could”, “estimates”, “expects”, “forecasts”, “projects” and similar expressions, and the negative of such expressions. Forward-looking statements in this news release include statements about Tekmira’s strategy, future operations, clinical trials, prospects and the plans of management; RNAi (ribonucleic acid interference) product development programs; timing of release of clinical data; the quantum and timing of potential funding; use of lipid nanoparticle LNP technology by Tekmira’s licensees; the effects of Tekmira’s products on the treatment of elevated low-density lipoprotein (LDL) cholesterol, cancer and infectious disease; Tekmira’s expectations with respect to existing and future agreements with third parties; and estimates of the length of time Tekmira’s business will be funded by its anticipated financial resources.

With respect to the forward-looking statements contained in this news release, Tekmira has made numerous assumptions regarding, among other things: LNP’s status as a leading RNAi delivery technology; the effectiveness of Tekmira’s products as a treatment for high LDL cholesterol, cancer and infectious disease; the developmental milestones and approvals required to trigger funding for TKM-Ebola from the Transformational Medical Technologies program; results in non-human primates are indicative of the potential effect in humans; Tekmira’s research and development capabilities and resources; FDA approval with respect to commencing clinical trials; FDA approval of Tekmira’s products; the timing and obtaining of regulatory approvals for Tekmira’s products; the timing and results of clinical data releases and use of LNP technology by Tekmira’s development partners and licensees; the time required to complete research and product development activities; the timing and quantum of payments to be received under contracts with Tekmira’s collaborative partners including the U.S. Government; the sufficiency of budgeted capital expenditures in carrying out planned activities; Tekmira’s ability to protect its intellectual property rights and not to infringe on the intellectual property rights of others; the ability to succeed at establishing a successful commercialization program for any of Tekmira’s products; and the availability and cost of labour and services. While Tekmira considers these assumptions to be reasonable, these assumptions are inherently subject to significant business, economic, competitive, market and social uncertainties and contingencies.

Additionally, there are known and unknown risk factors which could cause Tekmira’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements contained herein. Known risk factors include, among others: the possibility that other organizations have made advancements in RNAi delivery technology that Tekmira is not aware of; the FDA will not approve the commencement of Tekmira’s planned clinical trials or approve the use of Tekmira’s products and generally, difficulties or delays in the progress, timing and results of clinical trials and studies; the FDA may determine that the design and planned analysis of Tekmira’s clinical trials do not adequately address the trial objectives in support of Tekmira’s regulatory submissions; future operating results are uncertain and likely to fluctuate; Tekmira may not be able to develop and obtain regulatory approval for its products; competition from other pharmaceutical or biotechnology companies; Tekmira’s ability to raise additional financing required to fund further research and development, clinical studies, and obtain regulatory approvals, on commercially acceptable terms or at all; economic and capital market conditions; Tekmira’s ability to obtain and protect intellectual property rights, and operate without infringing on the intellectual property rights of others; Tekmira’s research and development capabilities and resources will not meet current or expected demand; Tekmira’s development partners and licensees conducting clinical trial and development programs will not result in expected results on a timely basis, or at all; anticipated payments under contracts with Tekmira’s collaborative partners including the U.S. Government will not be received by Tekmira on a timely basis, or at all, or in the quantum expected by Tekmira; pre-clinical trials may not be completed, or clinical trials started, when anticipated or at all; pre-clinical and clinical trials may be more costly or take longer to complete than anticipated; pre-clinical or clinical trials may not generate results that warrant future development of the tested drug candidate; funding from research and product development partners may not be provided when required under agreements with those partners; Tekmira may become subject to product liability or other legal claims for which the Company has made no accrual in its financial statements; Tekmira has not sufficiently budgeted for capital expenditures necessary to carry out planned activities.

A more complete discussion of the risks and uncertainties facing Tekmira appears in Tekmira’s Short Form Base Shelf Prospectus dated November 4, 2010 available at www.sedar.com. All forward-looking statements herein are qualified in their entirety by this cautionary statement, and Tekmira disclaims any obligation to revise or update any such forward-looking statements or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, except as required by law.

Contact Information

Investors

Adam Peeler

The Equicom Group

Phone: 416-815-0700 x 225

Email: apeeler@equicomgroup.com

Ian Mortimer

Executive Vice President and Chief Financial Officer

Phone: 604-419-3200

Media

David Ryan

Longview Communications Inc.

Phone: 604-694-6031

Email: dryan@longviewcomms.ca